                                                                 File No. 69-299


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   Form U-3A-2

           STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE
            U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING
                               COMPANY ACT OF 1935

                      To be Filed Annually Prior to March 1


                               NWO RESOURCES, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule U-3A-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption the following information is submitted:

     1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

          See List of Companies (Attachment 1)

          NWO Resources, Inc. ("NWO") was organized to acquire shares of Ohio Gas Company on December 12, 1984; NWO was incorporated in Ohio and is located in Columbus, Ohio.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

          Ohio Gas Company's pipe line system serves the communities of Bryan, Edgerton, Edon, Montpelier, Pioneer, Stryker, West Unity in Williams County, Ohio; Archbold, Lyons, Metamora, Pettisville, Swanton, Wauseon, Fayette, Delta, in Fulton County, Ohio; Antwerp, Paulding, Payne in Paulding County, Ohio; Florida, Liberty Center, Napoleon, Okolona, Ridgeville Corners in Henry County, Ohio; Defiance, Hicksville, Jewell, Ney, Sherwood in Defiance County, Ohio; Neapolis, Whitehouse in Lucas County, Ohio and rural customers in these areas.

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
Page two


     2.   (Continued)

          Ohio Gas Company is both a distributor and transporter of natural gas. All natural gas is delivered to Ohio Gas Company's system by Panhandle Eastern Pipe Line Company and ANR Pipeline Company. Ohio Gas Company's transmission and distribution system consists of approximately 1,258 miles of mains (on a 3-inch main equivalent basis) serving, as of December 31, 1998, approximately 42,290 customers in northwest Ohio. Ohio Gas Company purchases gas for sale to customers from various suppliers and producers.

          Other companies referenced under item 1 have no properties.

     3. The following information is for the last calendar year with respect to claimant and each of the subsidiary public utility companies:

          (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

               Ohio Gas Company sold at retail 3,863,944 Mcf of natural gas in Ohio during the last calendar year, with revenue of approximately $22,750,000 related to these sales. In addition, 5,224,419 Mcf of gas was transported in Ohio for industrial, commercial and residential customers. Revenue recorded related to gas transported during the year totaled approximately $6,875,000.

               Other companies referenced under item 1 -

                                      NONE

          (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State which each such company is organized.

                                      NONE

          (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                      NONE

          (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                      NONE

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
Page three


     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                      NONE

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                      NONE

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; and any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                      NONE

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                      NONE

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                      NONE

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
Page four


                                    Exhibit A
                                    ---------

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

NWO Resources and Subsidiaries - (Attachment 2)

Oceanic Exploration Company (a 49.97% owned investee of International Hydrocarbons) and its subsidiaries - (Attachment 3)


                                    Exhibit B
                                    ---------

                    Total Assets                  66,439,660
                    Total Operating Revenue       31,619,057
                    Net Loss                      (1,187,002)


                                    Exhibit C
                                    ---------

Not Applicable


--------------------------------------------------------------------------------


The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 22nd day of February, 1999.

                                        NWO Resources, Inc.

                                        By:  /s/John E. Jones
                                            -----------------------------------
                                                      John E. Jones
                                                      Secretary/Treasurer

Witness:  /s/Joyce E. Knighton
         ------------------------

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                               Mr. Samuel Randazzo
                               21 East State Street, Suite 1700 West
                               Columbus, Ohio 43215

                                                                    ATTACHMENT 1

                               NWO Resources, Inc.
                                List of Companies


SUBSIDIARIES:
-------------

Ohio Gas Company                        Ohio Corporation
200 West High Street                    Natural Gas Distributor
Bryan, Ohio  43506                      E.I.N. 34-4320120


Ohio Northwest Development, Inc.        Ohio Corporation
200 West High Street                    Propane Storage Facility
Bryan, Ohio  43506                      E.I.N. 34-1041621


International Hydrocarbons              Wyoming Corporation
P.O. Box 467                            Investment Corporation
Cheyenne, Wyoming  82003                E.I.N. 83-0275908



INVESTEES (MORE THAN 10% BUT LESS THAN 50% OWNERSHIP):
---------

Oceanic Exploration Company             Delaware Corporation
5000 South Quebec, Suite 450            Oil and Gas Exploration/Leasing
Denver, Colorado  80237                 E.I.N. 84-0591071


Oceanic International Properties*       Colorado Corporation
5000 South Quebec, Suite 450            Oil and Gas Exploration/Leasing
Denver, Colorado  80237                 E.I.N. 84-0742419


Oceanic Atlantic Resources*             U.K. Corporation
  (North Sea) Limited                   Oil and Gas Exploration/Leasing
% Oceanic Exploration Company           E.I.N.  None
5000 South Quebec, Suite 450
Denver, Colorado  80237


*     100% owned subsidiary of Oceanic Exploration Company.

                                                                    Attachment 2

                                                       NWO RESOURCES, INC.
                                                   CONSOLIDATING BALANCE SHEET
                                                        December 31, 1998
                                          NWO                     Ohio Northwest
                                       Resources      Ohio Gas      Development,  International  Consolidating
ASSETS                                    Inc.        Company           Inc.       Hydrocarbon      entries         Consolidated
                                      ------------------------------------------------------------------------      ------------
PROPERTY, PLANT AND EQUIPMENT
  Gas utility plant and equipment     $        --   $ 58,377,589    $        --    $       --    $    490,266 (3)   $ 58,867,855
    Less accumulated depreciation
      and amortization                         --    (27,734,564)            --            --        (228,606)(3)    (27,963,170)


  Non-utility plant and equipment              --             --      3,814,900            --              --          3,814,900
    Less accumulated depreciation
       and amortization                        --             --     (2,724,403)           --              --         (2,724,403)
                                      -----------------------------------------------------------------------       ------------
                                               --     30,643,025      1,090,497            --         261,660         31,995,182
                                      -----------------------------------------------------------------------       ------------

CURRENT ASSETS
  Cash and investments                    111,130        709,724      1,058,044        25,518              --          1,904,416
  Accounts receivable less
    allowance of $166,644                 355,645      4,495,276             --        75,659        (335,186)(1)      4,591,394
  Unbilled revenues                            --      2,292,301             --            --              --          2,292,301
  Notes receivable affiliates           1,040,000        187,180             --            --        (297,180)(1)        930,000
  Deferred gas costs                           --      1,994,595             --            --              --          1,994,595
  Materials and supplies                       --        499,515        259,425            --              --            758,940
  Gas in storage                               --      9,293,204                           --              --          9,293,204
  Prepaid gross receipts taxes                 --      1,170,720             --            --              --          1,170,720
  Prepayments and other                        --      1,095,755         13,398            --         (15,000)         1,094,153
                                      -----------------------------------------------------------------------       ------------
                                        1,506,775     21,738,270      1,330,867       101,177        (647,366)        24,029,723
                                      -----------------------------------------------------------------------       ------------

OTHER ASSETS
  Investments                           1,750,000             --             --            --              --          1,750,000
  Investment in Ohio Northwest Dev.            --         66,000             --            --         (66,000)(2)             --
  Investment in Ohio Gas Company       33,497,127             --             --            --     (33,497,127)(2)             --
  Investment in Int'l Hydrocarbons      8,643,804             --             --            --      (8,643,804)(2)             --
  Regulatory asset                             --        259,083             --            --              --            259,083
  Notes receivable and other                8,250         42,422             --     8,355,000              --          8,405,672
                                      -----------------------------------------------------------------------       ------------
                                       43,899,181        367,505             --     8,355,000     (42,206,931)        10,414,755
                                      -----------------------------------------------------------------------       ------------
                                      $45,405,956   $ 52,748,800    $ 2,421,364    $8,456,177    $(42,592,637)      $ 66,439,660
                                      =======================================================================       ============

                                                                    Attachment 2

                                                        NWO RESOURCES, INC.
                                                    CONSOLIDATING BALANCE SHEET
                                                         December 31, 1998
                                             NWO                     Ohio Northwest
CAPITALIZATION                            Resources       Ohio Gas    Development,  International   Consolidating
  AND LIABILITIES                            Inc.         Company         Inc.       Hydrocarbon       entries        Consolidated
                                         ------------------------------------------------------------------------     ------------
CAPITALIZATION
  Preferred stock                        $23,000,000    $        --    $       --    $        --    $         --       $23,000,000
  Common Stock                                56,000     12,354,750        66,000      5,102,000     (17,522,750)(2)        56,000
  Capital Contribution - NWO Resources            --             --            --      8,766,418      (8,766,418)               --
  Additional paid-in capital                 645,000             --            --        325,000        (325,000)(2)       645,000
  Retained earnings (deficit)             19,831,595     19,059,845     1,820,873     (5,549,614)      5,549,614 (2)    19,831,595
                                                                                                     (21,142,378)(2)
                                                                                                         490,266 (3)
                                                                                                        (228,606)(3)
                                         -----------------------------------------------------------------------       -----------
                                          43,532,595     31,414,595     1,886,873      8,643,804     (41,945,272)       43,532,595
                                         -----------------------------------------------------------------------       -----------

LONG-TERM DEBT                             3,000,000                           --             --              --         3,000,000

CURRENT LIABILITIES
  Accounts payable                           177,158      5,441,049       239,899             --        (522,365)(1)     5,335,741
  Line of credit                                  --      5,700,000            --             --              --         5,700,000
  Accrued taxes                              382,294      3,738,028        62,596         36,469              --         4,219,387
  Rate refunds due customers                      --             --            --             --              --                --
  Advance recovery of gas costs                   --             --            --             --              --                --
  Other current liabilities                   15,000      1,322,132        10,585             --         (15,000)        1,332,717
                                         -----------------------------------------------------------------------       -----------
                                             574,452     16,201,209       313,080         36,469        (537,365)       16,587,845
                                         -----------------------------------------------------------------------       -----------

DEFERRED CREDITS
   AND OTHER LIABILITIES
  Federal income taxes                    (1,701,091)     2,280,768       221,411       (334,096)             --           466,992
  Investment tax credits                          --        581,747            --             --              --           581,747
  Regulatory obligations                          --      1,126,864            --             --              --         1,126,864
  Customer advances for construction                        752,030                                                       752,030
  Other                                           --        391,587            --        110,000        (110,000)          391,587
                                         -----------------------------------------------------------------------       -----------
                                          (1,701,091)     5,132,996       221,411       (224,096)       (110,000)        3,319,220
                                         -----------------------------------------------------------------------       -----------
                                         $45,405,956    $52,748,800    $2,421,364    $ 8,456,177    $(42,592,637)      $66,439,660
                                         =======================================================================       ===========

Consolidating and eliminating entries
  (1) To eliminate intercompany taxes, interest, management fees and loans
  (2) To eliminate intercompany equity and investments in subsidiaries
  (3) To amortize excess of purchase price over net assets of Ohio Gas Company

                                                                    Attachment 2

                                                    NWO RESOURCES, INC.
                                           CONSOLIDATING STATEMENT OF OPERATIONS
                                       For the Twelve Months Ended December 31, 1998
                                                                    Ohio
                                       NWO                       Northwest
                                    Resources       Ohio Gas    Development, International Consolidating
                                       Inc.         Company         Inc.      Hydrocarbon     entries        Consolidated
                                   ---------------------------------------------------------------------     ------------
OPERATING REVENUES                 $        --    $30,159,882    $1,459,175    $      --    $        --       $31,619,057

OPERATING EXPENSES
  Cost of gas                               --     14,004,507            --           --             --        14,004,507
  Utility operations                        --      5,096,335       401,044           --        (60,000)(1)     5,437,379
  Maintenance                               --        753,403        85,053           --             --           838,456
  Depreciation and amortization          3,192      1,862,260        74,574           --         16,342 (3)     1,956,368
  General and administrative         1,761,459             --            --           25             --         1,761,484
  Other taxes                           42,406      3,974,469        88,080           --             --         4,104,955
  Current Federal tax (benefit)       (461,850)     1,747,534       278,130       38,273             --         1,602,087
  Deferred Federal tax (benefit)    (1,795,966)      (217,492)       11,703      (64,600)            --        (2,066,355)
                                   --------------------------------------------------------------------       -----------
                                      (450,759)    27,221,016       938,584      (26,302)       (43,658)       27,638,881
                                   --------------------------------------------------------------------       -----------
       Operating income (loss)         450,759      2,938,866       520,591       26,302         43,658         3,980,176


OTHER INCOME (DEDUCTIONS)
  Income of subsidiaries             3,246,388             --            --           --     (3,246,388)(2)            --
  Interest income                      621,298             --            --      113,367           (775)          733,890
  Interest expense                    (315,447)      (268,658)           --         (775)           775          (584,105)
  Other                             (5,190,000)        81,011        42,026     (190,000)       (60,000)(1)    (5,316,963)
                                   --------------------------------------------------------------------       -----------
                                    (1,637,761)      (187,647)       42,026      (77,408)    (3,306,388)       (5,167,178)
                                   --------------------------------------------------------------------       -----------

NET INCOME (LOSS)                  $(1,187,002)   $ 2,751,219    $  562,617    $ (51,106)   $(3,262,730)      $(1,187,002)
                                   ====================================================================       ===========

Consolidating and eliminating entries
  (1) To eliminate intercompany taxes, interest, management fees and loans
  (2) To eliminate intercompany equity and investments in subsidiaries
  (3) To amortize excess of purchase price over net assets of Ohio Gas Company

                                                                    Attachment 3

                                           OCEANIC EXPLORATION COMPANY
                                           Consolidating Balance Sheet
                                               December 31, 1998
                                         Oceanic        Oceanic       Oceanic
                                       Exploration     Atlantic      Internat'l
                                         Company       Resources     Properties   Elimination's   Consolidated
                                       -----------------------------------------------------------------------
Assets:
  Cash and cash equivalents            $      9,959    $      --    $    19,759    $        --    $     29,718
  Receivables                                    --           --         11,719             --          11,719
  Prepaid Expenses                               --           --          2,122             --           2,122
                                       -----------------------------------------------------------------------
                                              9,959           --         33,600             --          43,559
                                       -----------------------------------------------------------------------

Oil and gas property interests,
 full cost method:
  Greece                                 39,000,000           --             --             --      39,000,000
  Accumulated depletion                 (38,952,500)          --             --             --     (38,952,500)
                                       -----------------------------------------------------------------------
                                             47,500           --             --             --          47,500
                                       -----------------------------------------------------------------------

Other assets:
  Investment in subsidiaries                 14,304           --             --        (14,304)             --
  Intercompany receivable                 2,849,389           --             --     (2,849,389)             --
  Other                                          --           --          2,080             --           2,080
                                       -----------------------------------------------------------------------
                                          2,863,693           --          2,080     (2,863,693)          2,080
                                       -----------------------------------------------------------------------
                                       $  2,921,152    $      --    $    35,680    $(2,863,693)   $     93,139
                                       =======================================================================

Liabilities and Stockholders Equity:
  Notes Payable - affiliates           $         --    $      --    $ 3,832,025    $(2,849,389)   $    982,636
  Accounts payable                            1,020        3,202        155,304             --         159,526
  Accounts payable - affiliates                  --           --         60,000             --          60,000
  Accrued interest                               --      240,186         75,658             --         315,844
  United Kingdom taxes payable                   --      259,326                            --         259,326
  Other accrued expenses                         --           --         97,472             --          97,472
                                       -----------------------------------------------------------------------
                                              1,020      502,714      4,220,459     (2,849,389)      1,874,804
                                       -----------------------------------------------------------------------

Intercompany payable, net                  (977,870)    (683,534)     1,661,404             --              --
Deferred Income taxes                        45,734           --             --             --          45,734
                                       -----------------------------------------------------------------------
                                           (932,136)    (683,534)     1,661,404             --          45,734
                                       -----------------------------------------------------------------------

Stockholders Equity:
  Common stock                              619,559          100            100             --         619,759
  Capital in excess of par value            155,696           --             --             --         155,696
  Retained earnings (deficit)             3,077,013      180,720     (5,846,283)       (14,304)     (2,602,854)
                                       -----------------------------------------------------------------------
                                          3,852,268      180,820     (5,846,183)       (14,304)     (1,827,399)
                                       -----------------------------------------------------------------------
                                       $  2,921,152    $      --    $    35,680    $(2,863,693)   $     93,139
                                       =======================================================================

                                                                    Attachment 3

                                    OCEANIC EXPLORATION COMPANY
                                  Consolidating Income Statement
                          For the Twelve Months Ended December 31, 1998
                                  Oceanic      Oceanic     Oceanic
                                Exploration   Atlantic    Internat'l
                                  Company     Resources   Properties  Elimination's  Consolidated
                                -----------------------------------------------------------------
Revenues:
  Oil and gas sales- Greece      $ 123,243    $     --    $      --      $   --       $  123,243
  Interest income and other            724      (2,401)     434,423          --          432,746
                                 ---------------------------------------------------------------
                                   123,967      (2,401)     434,423          --          555,989
                                 ---------------------------------------------------------------

Costs and expenses:
  Interest and financing costs          --      22,171       75,477          --           97,648
  Exploration expenses                  --          --        7,898          --            7,898
  Depletion, depreciation,
    and amortization               495,936          --           --          --          495,936
  General and administrative        20,702       8,912      698,273          --          727,887
                                 ---------------------------------------------------------------
                                   516,638      31,083      781,648          --        1,329,369
                                 ---------------------------------------------------------------

Income before income taxes        (392,671)    (33,484)    (347,225)         --         (773,380)

Provision for income taxes         417,804          --           --          --          417,804
                                 ---------------------------------------------------------------
Net income (loss)                $  25,133    $(33,484)   $(347,225)     $   --       $ (355,576)
                                 ===============================================================